EXHIBIT (10)


                             KIRKPATRICK & LOCKHART
                             SOUTH LOBBY , 9TH FLOOR          Boston MA
                               1800 M STREET, N.W.            Harrisburg, PA
                           WASHINGTON, D.C. 20036-5891        Miami, FL
                                  ------------                Pittsburgh, PA
                            TELEPHONE (202) 778-9000
                              TELEX 440209 KL DC UI
Arthur J. Brown             FACSIMILE (202) 778-9100
(202)778-9046
                                October 22, 1992


Monarch Funds
61 Broadway
New York, New York 10006

Dear Sir / Madam:

         Monarch Funds ("Trust") is an unincorporated voluntary association organized under the laws of the State of Delaware pursuant to a Trust Instrument dated July 10, 1992. You have requested our opinion regarding certain matters in connection with the Trust's issuance of shares of beneficial interest ("Shares") in two series of the Trust designated as Cash Fund and Government Cash Fund, respectively.

         We have, as counsel, participated in various business and other matters related to the Trust. We have examined copies, either certified or otherwise proved to be genuine, of the Trust Instrument and By-Laws of the Trust and other documents relating to the organization and operation of the Trust, and we generally are familiar with its business affairs. Based on the foregoing, it is our opinion that the unlimited number of unissued Shares designated as Cash Fund and Government Cash Fund, respectively, which are currently being registered, may be legally and validly issued from time to time in accordance with the Trust's Trust Instrument and By-Laws and subject to compliance with the Securities Act of 1933, the Investment Company Act of 1940, and applicable state laws regulating the offer and sale of securities; and when so issued, will be legally issued, fully paid and nonassessable by the Trust.

         The Trust is an entity of the type commonly known as a "business trust." Under the laws of certain states, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. The Trust Instrument states that shareholders of the Trust shall not be personally liable for obligations of the Trust. The Trust Instrument states that shareholders of the Trust shall not be personally liable for the debts, liabilities, obligations, and expenses incurred by, contracted for, or otherwise existing with respect to, the Trust or by or on behalf of any series of the Trust. It also requires that notice of such limitation be given on each note, bond, contract or other undertaking issued by or on behalf of the Trust or the Trustees. The Trust Instrument further provides (I) for indemnification out of the assets of the applicable series for all losses and expenses of any shareholder held personally liable for the obligations of the trust solely by virtue of ownership of shares of the Trust and (ii) for the Trust, upon the request of a shareholder, to assume the defense of any claim against the shareholder for any act or obligation of the Trust. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the applicable series would be unable to meet its obligations.

         We hereby consent to the filing of this opinion in connection with the Trust's Registration statement of Form N-1A to be filed with the Securities and Exchange Commission.

                                               Sincerely,

                                               KIRKPATRICK & LOCKHART




                                               By:  /s/ Arthur Brown
                                                  ------------------------
                                                      Arthur J. Brown